February 6, 2012
Jeffrey P. Berg
jberg@bakerlaw.com

 VIA EDGAR

Mr. Karl Hiller

Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Searchlight Minerals Corp.
Form 10-K for the Fiscal Year ended December 31, 2010
Filed March 4, 2011
File No. 000-30995

Dear Mr. Hiller:

On behalf of Searchlight Minerals Corp. (the “Company”), we write in connection with discussions between the Company and the staff of the Securities and Exchange Commission (the “Commission”), relating to various comment letters (the “Comment Letters”) with respect to the above-referenced Annual Report on Form 10-K. The Company has responded by the filing of this letter (the “Response Letter”) with the Commission, which has been filed electronically as correspondence on EDGAR.

Pursuant to our discussions, the Company is hereby submitting, as correspondence, proposed forms of the following filings intended to be made by the Company in response to the Comment Letters and the Company’s discussions with the Commission:

•	Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2010,
•	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2011,
•	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2011, and
•	Amendment No. 1 to Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2011

Mr. Karl Hiller United States Securities and Exchange Commission February 6, 2012 Page 2

The portions of the proposed amended filings which have been revised are indicated in the “Explanatory Notes” at the front of each periodic report.

The Company is submitting the proposed forms of these periodic reports in PDF form. The Company is also submitting, in separate PDFs, proposed forms of the related financial statements intended to be filed with these periodic reports. Further, the Company is submitting, in a separate PDF, the proposed form of a revised report from the Company’s independent auditors, Brown Armstrong Accountancy Corporation, relating to the financial statements intended to be included in Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2010:

The Company intends to file, with the formal filing of the amended periodic reports, the audit report of the Company’s prior auditors, Kyle L. Tingle, CPA, LLC (in the same form as filed with the original Annual Report on Form 10-K for the year ended December 31, 2010), as well as consents from the current and prior auditors.

Please let us know if you have any further comments or observations with respect to the attached materials.

In connection with the Company’s response to the Staff’s comment letter, the Company acknowledges that:

1. The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2. Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that our responses fully address your inquiries. Please contact us if you have any further questions at the address and phone number in our letterhead.

Very truly yours,

/s/ Jeffrey P. Berg

Jeffrey P. Berg
of BAKER & HOSTETLER LLP